Filed Pursuant to Rule 424(b)(2)
Registration No. 333-202524
November 27, 2017
PRICING SUPPLEMENT
(To Prospectus dated March 5, 2015,
Prospectus Supplement dated March 5, 2015 and
Equity Index Underlying Supplement dated March 5, 2015)



## HSBC USA Inc.

# $1,610,000
# Buffered Fixed Rate Notes

### Linked to the Russell 2000® Index (the "Reference Asset")

► Quarterly coupon payments of 1.0625% per quarter (4.25% per annum)

► Protection from the first 15% of any losses of the Reference Asset

► You will not participate in any appreciation in the level of the Reference Asset

► Approximately 7 year maturity

► All payments on the notes are subject to the credit risk of HSBC USA Inc.

The Buffered Fixed Rate Notes (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-11 of this pricing supplement.

**Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page PS-5 of this document, page S-1 of the accompanying prospectus supplement, and page S-2 of the accompanying Equity Index Underlying Supplement.**

The Estimated Initial Value of the Notes on the Pricing Date is $949.50 per Note, which is less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page PS-2 and "Risk Factors" beginning on page PS-5 of this document for additional information.

| | Price to Public | Underwriting Discount[1] | Proceeds to Issuer |
|---|---|---|---|
| Per security | $1,000.00 | $37.50 | $962.50 |
| Total | $1,610,000.00 | $60,375.00 | $1,549,625.00 |

[1] HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 3.75% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-11 of this pricing supplement.

| The Notes: | | |
|---|---|---|
| Are Not FDIC Insured | Are Not Bank Guaranteed | May Lose Value |

**HSBC**

# HSBC USA Inc.
# Buffered Fixed Rate Notes



## Linked to the Russell 2000® Index

The Notes will have the terms described in this pricing supplement and the accompanying prospectus supplement, prospectus and Equity Index Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus, or Equity Index Underlying Supplement, the terms described in this pricing supplement shall control. **You should be willing to forgo dividend payments during the term of the Notes and, if the Reference Return is less than the Buffer Level, lose some or a significant portion (up to 85%) of your principal.**

| | |
|---|---|
| **Issuer:** | HSBC USA Inc. |
| **Principal Amount:** | $1,000 per Note |
| **Reference Asset:** | The Russell 2000® Index (Ticker: RTY) |
| **Trade Date:** | November 27, 2017 |
| **Pricing Date:** | November 27, 2017 |
| **Original Issue Date:** | November 30, 2017 |
| **Final Valuation Date:** | November 26, 2024, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement. |
| **Maturity Date:** | December 2, 2024.  The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement. |
| **Coupon Rate:** | 1.0625% per quarter (4.25% per annum) of the $1,000 Principal Amount of Notes payable on each quarterly Coupon Payment Date |
| **Coupon Payment Dates:** | February 28, 2018, May 31, 2018, August 31, 2018, November 30, 2018, February 28, 2019, June 2, 2019, August 31, 2019, December 2, 2019, March 2, 2020, June 1, 2020, August 31, 2020, November 30, 2020, March 1, 2021, June 1, 2021, August 31, 2021, November 30, 2021, February 28, 2022, May 31, 2022, August 31, 2022, November 30, 2022, February 28, 2023, May 31, 2023, August 31, 2023, November 30, 2023, February 29, 2024, May 31, 2024, September 3, 2024 and December 2, 2024 (the Maturity Date). Each Coupon Payment Date is subject to postponement as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement. |
| **Payment at Maturity:** | On the Maturity Date, for each $1,000 Principal Amount of the Notes, we will pay you the Final Settlement Value plus the final coupon payment. |
| **Final Settlement Value:** | *If the Reference Return is greater than or equal to the Buffer Level,* you will receive a payment on the Maturity Date equal to 100% of the Principal Amount. <br><br> *If the Reference Return is less than the Buffer Level,* you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows: <br> $1,000 + [$1,000 × (Reference Return + 15%)] <br> Under these circumstances, you will lose 1% of the Principal Amount of your Notes for each percentage point that the Reference Return is below the Buffer Level. **If the Reference Return is less than the Buffer Level, you will lose some or a significant portion (up to 85%) of your investment.** |
| **Reference Return:** | The quotient, expressed as a percentage, calculated as follows: <br><br> $$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$ |
| **Buffer Level:** | -15% |
| **Initial Level:** | 1,513.309, which was the Official Closing Level of the Reference Asset on the Pricing Date. |
| **Final Level:** | The Official Closing Level of the Reference Asset on the Final Valuation Date. |
| **Official Closing Level:** | The closing level of the Reference Asset on any scheduled trading day as determined by the Calculation Agent based upon the level displayed on the Bloomberg Professional® service page "RTY<INDEX>", or on any successor page on the Bloomberg Professional® service or any successor service, as applicable. |
| **Form of Notes:** | Book-Entry |
| **Listing:** | The Notes will not be listed on any U.S. securities exchange or quotation system. |
| **CUSIP/ISIN:** | 40435FKX4 / US40435FKX41 |
| **Estimated Initial Value:** | The Estimated Initial Value of the Notes is less than the price you pay to purchase the Notes.  The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. See "Risk Factors — The Estimated Initial Value of the Notes, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any." |

## GENERAL

This pricing supplement relates to an offering of Notes linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. Although the offering of Notes relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 5, 2015, the prospectus supplement dated March 5, 2015 and the Equity Index Underlying Supplement dated March 5, 2015. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-5 of this pricing supplement, page S-1 of the prospectus supplement and page S-2 of the Equity Index Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Equity Index Underlying Supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

The Equity Index Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014327/v403626_424b2.htm

The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

## PAYMENT ON THE NOTES

### Maturity

On the Maturity Date, for each Note you hold, we will pay you (in addition to the final coupon payment) the Final Settlement Value, which is an amount in cash, as described below:

**If the Reference Return is greater than or equal to the Buffer Level,** you will receive a cash payment equal to 100% of the Principal Amount.

**If the Reference Return is less than the Buffer Level,** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows:

$1,000 + [$1,000 × (Reference Return + 15%)].

Under these circumstances, you will lose 1% of the Principal Amount of your Notes for each percentage point that the Reference Return is below the Buffer Level. For example, if the Reference Return is -30%, you will suffer a 15% loss and receive 85%of the Principal Amount, subject to the credit risk of HSBC. **You should be aware that if the Reference Return is less than the Buffer Level, you will lose some or a significant portion (up to 85%) of your investment.**

### Coupon Payments

On each Coupon Payment Date, for each $1,000 Principal Amount of Notes, you will be paid the coupon payment of (a) $1,000 multiplied by (b) the quarterly Coupon Rate. The Coupon Payment Dates are set forth on page PS-2 above. The Coupon Payment Dates are subject to postponement as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement. For information regarding the record dates applicable to the Coupons paid on the Notes, please see the section entitled "Description of Notes – Interest and Principal Payments – Recipients of Interest Payments" on page S-11 in the accompanying prospectus supplement.

### Quarterly Coupon Rate

The quarterly Coupon Rate will be 1.0625% (4.25% per annum) of the Principal Amount of Notes, payable on each quarterly Coupon Payment Date.

### Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

### Reference Sponsor

FTSE Russell is the reference sponsor.

## INVESTOR SUITABILITY

**The Notes may be suitable for you if:**

► You believe the Reference Return will not be below the Buffer Level of -15%.

► You are willing to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is below the Buffer Level of -15%.

► You are willing to invest in the Notes based on the fact that your maximum potential return is the coupon payments being offered with respect to the Notes

► You are willing to forgo dividends or other distributions paid to holders of the stocks included in the Reference Asset.

► You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

► You do not seek an investment for which there is an active secondary market.

► You are willing to hold the Notes to maturity.

► You do not prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating

► You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

**The Notes may not be suitable for you if:**

► You believe that the Reference Return will be below the Buffer Level of -15%.

► You are unwilling to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is below the Buffer Level of -15%.

► You are unwilling to invest in the Notes based on the fact that your maximum potential return is the coupon payments being offered with respect to the Notes.

► You seek an investment that provides a full return of principal.

► You prefer a product that provides upside participation in the Reference Asset, as opposed to the coupon payments being offered with respect to your Notes.

► You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

► You prefer to receive the dividends or other distributions paid to holders of the stocks included in the Reference Asset.

► You seek an investment for which there will be an active secondary market.

► You are unable or unwilling to hold the Notes to maturity.

► You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

## RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 of the accompanying prospectus supplement and page S-2 of the accompanying Equity Index Underlying Supplement. Investing in the Notes is not equivalent to investing directly in any of the stocks included in the Reference Asset. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus, prospectus supplement and Equity Index Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Equity Index Underlying Supplement including the explanation of risks relating to the Notes described in the following sections:

► "— Risks Relating to All Note Issuances" in the prospectus supplement; and

► "— General Risks Related to Indices" in the Equity Index Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

**Your investment in the Notes may result in a loss.**

You will be exposed on a leveraged basis to the decline in the Final Level from the Initial Level beyond the Buffer Level of -15%. If the Reference Asset declines by more than the Buffer Level, you will lose 1% of your investment for every 1% decline in the Reference Asset beyond the Buffer Level. Accordingly, if the Reference Return is less than -15%., your Payment at Maturity will be less than the Principal Amount of your Notes. You will lose some or a significant portion (up to 85%) of your investment at maturity if the Reference Return is less than the Buffer Level.

**Your return on the Notes is limited to the Principal Amount plus any accrued coupon regardless of any appreciation in the level of the Reference Asset.**

Unless the Reference Return is less than the Buffer Level, for each $1,000 Principal Amount of Notes, you will receive $1,000 at maturity plus any unpaid coupon payments, regardless of any appreciation in the level of the Reference Asset, which may be significant. Under no circumstances, regardless of the extent to which the level of the Reference Asset appreciates, will your return exceed the total amount of the coupon payments. Accordingly, the return on the Notes may be significantly less than the return on a direct investment in the Reference Asset during the term of the Notes.

**The Notes are subject to the credit risk of HSBC USA Inc.**

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. All payments on the Notes depend on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

**Changes that affect the Reference Asset will affect the market value of the Notes and the amount you will receive at maturity.**

The policies of the reference sponsor of the Reference Asset concerning additions, deletions and substitutions of the constituents included in the Reference Asset and the manner in which the reference sponsor takes account of certain changes affecting those constituents may affect the level of the Reference Asset. The policies of the reference sponsor with respect to the calculation of the Reference Asset could also affect the level of the Reference Asset. The reference sponsor may discontinue or suspend calculation or dissemination of the Reference Asset. Any such actions could affect the value of the Notes.

**The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.**

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the Notes.

**The Estimated Initial Value of the Notes, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any.**

The Estimated Initial Value of the Notes was calculated by us on the Pricing Date and is less than the price to public. The Estimated Initial Value reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We determined the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

**The price of your Notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.**

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the level of the Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

**If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.**

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 12 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

**The Notes lack liquidity.**

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

**Potential conflicts of interest may exist.**

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

**The amount payable on the Notes is not linked to the level of the Reference Asset at any time other than on the Final Valuation Date.**

The Final Level of the Reference Asset will be based on its Official Closing Level on the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events. Even if the level of the Reference Asset appreciates prior to the Final

Valuation Date but then decreases on the Final Valuation Date to a level that is less than its Buffer Level, the Payment at Maturity will be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the level of the Reference Asset prior to such decrease. Although the actual level of the Reference Asset on the stated Maturity Date or at other times during the term of the Notes may be higher than its Final Level, the Payment at Maturity will be based solely on the Official Closing Level of the Reference Asset on the Final Valuation Date.

**Uncertain tax treatment.**

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

**Small-capitalization risk.**

The Reference Asset tracks companies that may be considered small-capitalization companies. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the level of the Reference Asset may be more volatile than an investment in stocks issued by larger companies. Stock prices of small-capitalization companies may also be more vulnerable than those of larger companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded, making it difficult for the Reference Asset to track them. In addition, small-capitalization companies are often less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Small-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. These companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and competitive strengths than large-capitalization companies, and are more susceptible to adverse developments related to their products.

## ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the Reference Asset relative to its Initial Level. We cannot predict the Final Level. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical Initial Level used in the table and examples below is not the actual Initial Level. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset or the return on your Notes. The Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including such a security issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the hypothetical total return at maturity on a $1,000 investment in the Notes for a hypothetical range of Reference Returns from -100% to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Total Return on the Notes" as used below is the number, expressed as a percentage, that results from comparing the sum of the Final Settlement Value per $1,000 Principal Amount and the twenty quarterly coupon payments over the term of the Notes to $1,000. The potential returns described here assume that your Notes are held to maturity. You should consider carefully whether the Notes are suitable to your investment goals. The following table and examples are based on the terms:

▶ Principal Amount: $1,000

▶ Hypothetical Initial Level: 1,000.00

▶ Buffer Level: -15%

▶ Quarterly Coupon Rate: 1.0625% (4.25% per annum) of the $1,000 Principal Amount of Notes

The actual Initial Level is set forth on page PS-2 of this pricing supplement.

| Reference Return | Hypothetical Final Settlement Value | Coupon Payments Over the Term of the Notes | Total Payment on the Notes | Hypothetical Total Return on the Notes |
|---|---|---|---|---|
| 100.00% | $1,000.00 | $297.50 | $1,297.50 | 29.75% |
| 80.00% | $1,000.00 | $297.50 | $1,297.50 | 29.75% |
| 60.00% | $1,000.00 | $297.50 | $1,297.50 | 29.75% |
| 40.00% | $1,000.00 | $297.50 | $1,297.50 | 29.75% |
| 30.00% | $1,000.00 | $297.50 | $1,297.50 | 29.75% |
| 20.00% | $1,000.00 | $297.50 | $1,297.50 | 29.75% |
| 15.00% | $1,000.00 | $297.50 | $1,297.50 | 29.75% |
| 10.00% | $1,000.00 | $297.50 | $1,297.50 | 29.75% |
| 5.00% | $1,000.00 | $297.50 | $1,297.50 | 29.75% |
| 2.00% | $1,000.00 | $297.50 | $1,297.50 | 29.75% |
| 1.00% | $1,000.00 | $297.50 | $1,297.50 | 29.75% |
| **0.00%** | **$1,000.00** | **$297.50** | **$1,297.50** | **29.75%** |
| -1.00% | $1,000.00 | $297.50 | $1,297.50 | 29.75% |
| -2.00% | $1,000.00 | $297.50 | $1,297.50 | 29.75% |
| -5.00% | $1,000.00 | $297.50 | $1,297.50 | 29.75% |
| -10.00% | $1,000.00 | $297.50 | $1,297.50 | 29.75% |
| **-15.00%** | **$1,000.00** | **$297.50** | **$1,297.50** | **29.75%** |
| -20.00% | $950.00 | $297.50 | $1,247.50 | 24.75% |
| -30.00% | $850.00 | $297.50 | $1,147.50 | 14.75% |
| -40.00% | $750.00 | $297.50 | $1,047.50 | 4.75% |
| -50.00% | $650.00 | $297.50 | $947.50 | -5.25% |
| -80.00% | $350.00 | $297.50 | $647.50 | -35.25% |
| -100.00% | $150.00 | $297.50 | $447.50 | -55.25% |

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the Notes.  In addition to the Final Settlement Value, you will be entitled to receive quarterly coupon payments of $10.625 on each Coupon Payment Date.

**Example 1: The level of the Reference Asset increases from the Initial Level of 1,000.00 to a Final Level of 1,100.00.**

| | |
|---|---|
| Reference Return: | 10.00% |
| **Final Settlement Value:** | **$1,000.00** |

Although the Reference Return is positive, you will not participate in increases in the Reference Asset. Since the Reference Return is greater than Buffer Level, the Final Settlement Value would be $1,000.00 per $1,000 Principal Amount of Notes.

Example 1 shows that you will receive the return of your principal investment if the Reference Return is greater than the Buffer Level, but you will not participate in increases in the Reference Asset above the Initial Level.

**Example 2: The level of the Reference Asset decreases from the Initial Level of 1,000.00 to a Final Level of 950.00.**

| | |
|---|---|
| Reference Return: | -5.00% |
| **Final Settlement Value:** | **$1,000.00** |

Because the Reference Return is less than zero but greater than the Buffer Level of -15%, the Final Settlement Value would be $1,000.00 per $1,000 Principal Amount of Notes.

Example 2 shows that you will receive the return of your principal investment if the Reference Return is negative but greater than the Buffer Level.

**Example 3: The level of the Reference Asset decreases from the Initial Level of 1,000.00 to a Final Level of 600.00.**

| | |
|---|---|
| Reference Return: | -40.00% |
| **Final Settlement Value:** | **$750.00** |

Because the Reference Return is less than the Buffer Level of -15%, the Final Settlement Value would be $750.00 per $1,000 Principal Amount of Notes, calculated as follows:

$$\$1,000 + [\$1,000 \times (\text{Reference Return} + 15\%)]$$

$$= \$1,000 + [\$1,000 \times (-40.00\% + 15\%)]$$

$$= \$750.00$$

Example 3 shows that you are exposed on a 1-to-1 basis to declines in the level of the Reference Asset beyond the Buffer Level of -15%. **You will lose some or a significant portion (up to 85%) of your investment.**

## DESCRIPTION OF THE REFERENCE ASSET

**Russell 2000® Index**

The Reference Asset is designed to track the performance of the small capitalization segment of the United States equity market. All 2,000 stocks are traded on the New York Stock Exchange or NASDAQ, and the Reference Asset consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest United States companies as determined by market capitalization and represents approximately 98% of the United States equity market.

RTY constituents are required to have greater than 5% of the company's voting rights (aggregated across all of its equity securities, including, where identifiable, those that are not listed or trading) in the hands of unrestricted shareholders in order to be eligible for index inclusion. Current constituents who do not meet this requirement will have until the September 2022 review to meet the requirement or they will be removed from the RTY.

The top 5 industry groups by market capitalization as of October 31, 2017 were: Financial Services, Health Care, Technology, Producer Durables and Consumer Discretionary.

***For more information about the Reference Asset, see "The Russell 2000® Index" on page S-36 of the accompanying Equity Index Underlying Supplement.***

**Historical Performance of the Reference Asset**

The following graph sets forth the historical performance of the Reference Asset based on the daily historical closing levels from January 1, 2008 through November 27, 2017. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the Reference Asset on the Final Valuation Date.

## EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus), the calculation agent will determine (i) the accelerated Payment at Maturity due and payable in the same general manner as described in "Payment at Maturity" in this pricing supplement and (ii) any accrued but unpaid interest payable based upon the Coupon Rate calculated on the basis of a 360-day year consisting of twelve 30-day months. In that case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Reference Return, and the accelerated Maturity Date will be five business days after the accelerated Final Valuation Date. If a Market Disruption Event exists with respect to the Reference Asset on that scheduled trading day, then the accelerated Final Valuation Date for the Reference Asset will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

## SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers, or will offer the Notes directly to investors. HSBC Securities (USA) Inc. will offer the Notes at the price to public set forth on the cover page of this pricing supplement. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 3.75% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

Delivery of the Notes will be made against payment for the Notes on the Original Issue Date set forth on the inside cover page of this document, which is more than two business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally will be required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-59 in the prospectus supplement.

## VALIDITY OF THE NOTES

In the opinion of Morrison & Foerster LLP, as counsel to the Issuer, when this pricing supplement has been attached to, and duly notated on, the master note that represents the Notes pursuant to the Senior Indenture referred to in the prospectus supplement dated March 5, 2015, and issued and paid for as contemplated herein, the Notes offered by this pricing supplement will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated March 5, 2015, which has been filed as Exhibit 5.3 to the Issuer's registration statement on Form S-3 dated March 5, 2015.

## U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, each Note should be treated as a put option written by you (the "Put Option") that permits us to "cash settle" the Put Option, and a deposit with us of cash in an amount equal to the Principal Amount of the Note (the "Deposit") to secure your potential obligation under the Put Option, as described in the accompanying prospectus supplement under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as a Put Option and a Deposit." We intend to treat the Notes consistent with this approach, and we intend to treat the Deposits as non-contingent debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the Notes, you agree to treat each Note as consisting of the Deposit and the Put Option for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat a Note as consisting of the Deposit and the Put Option for all U.S. federal income tax purposes. Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible and the timing and character of income in respect of the Notes might differ from the treatment described above. We do not plan to request a ruling from the Internal Revenue Service (the "IRS") regarding the tax treatment of the Notes, and the IRS or a court may not agree with the tax treatment described in this pricing supplement.

We will not attempt to ascertain whether any of the entities whose stock is included in the Reference Asset would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in the Reference Asset were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in the Reference Asset and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in the Reference Asset is or becomes a PFIC or a USRPHC.

*U.S. Holders.* Please see the discussion under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as a Put Option and a Deposit" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to U.S. holders (as defined in the accompanying prospectus supplement). For purposes of dividing the annual Coupon Rate of 4.25% (to be determined on the Pricing Date) on the Notes among interest on the Deposit and Put Premium, 3.01% constitutes interest on the Deposit and 1.24% constitutes Put Premium.

*Non-U.S. Holders.* Please see the discussion under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of Non-U.S. Holders" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to non-U.S. holders (as defined in the accompanying prospectus supplement). Because the U.S. federal income tax treatment (including the applicability of withholding) of coupon payments on the Notes is uncertain, the entire amount of the coupon payment will be subject to U.S. federal income tax withholding at a 30% rate (or at a lower rate under an applicable income tax treaty). We will not pay any additional amounts in respect of such withholding.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2019. Based on the Issuer's determination that the Notes are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Asset or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Reference Asset or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

*Foreign Account Tax Compliance Act.* The IRS has announced that withholding under the Foreign Account Tax Compliance Act (as discussed in the accompanying prospectus supplement) on payments of gross proceeds from a sale, exchange or redemption or other disposition of the Notes will only apply to dispositions after December 31, 2018.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

TABLE OF CONTENTS

**Pricing Supplement**

| | |
|---|---|
| General | PS-3 |
| Payment on the Notes | PS-3 |
| Investor Suitability | PS-4 |
| Risk Factors | PS-5 |
| Illustrative Examples | PS-8 |
| Description of the Reference Asset | PS-10 |
| Events of Default and Acceleration | PS-11 |
| Supplemental Plan of Distribution (Conflicts of Interest) | PS-11 |
| Validity of the Notes | PS-11 |
| U.S. Federal Income Tax Considerations | PS-12 |

**Equity Index Underlying Supplement**

| | |
|---|---|
| Disclaimer | S-1 |
| Risk Factors | S-2 |
| The DAX® Index | S-7 |
| The Dow Jones Industrial Average℠ | S-9 |
| The EURO STOXX 50® Index | S-11 |
| The FTSE® 100 Index | S-13 |
| The Hang Seng® Index | S-14 |
| The Hang Seng China Enterprises Index | S-16 |
| The KOSPI 200 Index | S-19 |
| The MSCI Indices | S-22 |
| The NASDAQ 100 Index® | S-26 |
| The Nikkei 225 Index | S-30 |
| The PHLX Housing Sector℠ Index | S-32 |
| The Russell 2000® Index | S-36 |
| The S&P 100® Index | S-40 |
| The S&P 500® Index | S-44 |
| The S&P 500® Low Volatility Index | S-47 |
| The S&P BRIC 40 Index | S-50 |
| The S&P MidCap 400® Index | S-52 |
| The TOPIX® Index | S-55 |
| Additional Terms of the Notes | S-57 |

**Prospectus Supplement**

| | |
|---|---|
| Risk Factors | S-1 |
| Pricing Supplement | S-8 |
| Description of Notes | S-10 |
| Use of Proceeds and Hedging | S-33 |
| Certain ERISA Considerations | S-34 |
| U.S. Federal Income Tax Considerations | S-37 |
| Supplemental Plan of Distribution (Conflicts of Interest) | S-59 |

**Prospectus**

| | |
|---|---|
| About this Prospectus | 1 |
| Risk Factors | 2 |
| Where You Can Find More Information | 3 |
| Special Note Regarding Forward-Looking Statements | 4 |
| HSBC USA Inc. | 6 |
| Use of Proceeds | 7 |
| Description of Debt Securities | 8 |
| Description of Preferred Stock | 19 |
| Description of Warrants | 25 |
| Description of Purchase Contracts | 29 |
| Description of Units | 32 |
| Book-Entry Procedures | 35 |
| Limitations on Issuances in Bearer Form | 40 |
| U.S. Federal Income Tax Considerations Relating to Debt Securities | 40 |
| Plan of Distribution (Conflicts of Interest) | 49 |
| Notice to Canadian Investors | 52 |
| Notice to EEA Investors | 53 |
| Notice to UK Investors | 54 |
| UK Financial Promotion | 54 |
| Certain ERISA Matters | 55 |
| Legal Opinions | 57 |


You should only rely on the information contained in this pricing supplement, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this pricing supplement, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This pricing supplement, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this pricing supplement, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

# HSBC USA Inc.

## $1,610,000 Buffered Fixed Rate Notes Linked to the Russell 2000® Index

**November 27, 2017**

## PRICING SUPPLEMENT